Ossen Innovation Announces Fourth Quarter and Full Year

2011 Financial Results

SHANGHAI, April 16, 2012 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced financial results for the three and twelve months ended December 31, 2011.

“The past couple of months have been challenging,” stated Dr. Liang Tang, Chairman of Ossen Innovation. “After the July railway accident in Wenzhou, many high-speed railway related projects have been halted, including those already in the middle of construction. In addition, the tightened credit environment in China, as well as the funding difficulties faced by the Ministry of Railways (MOR), have both impacted our business and our clients’ business. There have been signs of improvement in the past months, especially aid from the central government to the MOR. In the near term, our business growth will be adversely affected for the reasons mentioned. Nevertheless, we remain confident and optimistic about the medium to long term market outlook.”

Financial Summary

(in millions ex- EPS)	Q4 2011	Q4 2010	Chg.	FY 2011	FY 2010	Chg.
Revenue	$26.8	$27.9	-4%	$118.6	$117.5	+1%
Gross Profit	$2.0	$6.4	-69%	$22.0	$25.2	-12%
Net Income	$0.1	$3.0	-98%	$11.5	$14.6	-21%
EPS	$0.00	$0.15	-98%	$0.58	$0.97	-40%
Shares Outstanding*	20.0	20.0	-	20.0	15.2	-

*20 million shares were outstanding as of December 31, 2011 and 2010. Calculation of EPS for fiscal year 2011 and 2010 is based on weighted average shares outstanding.

Fourth quarter 2011 Financial Results

Revenue was $26.8 million in the fourth quarter of 2011, down 4.1% from $27.9 million in the same period a year ago. Sales of coated pre-stressed steel materials, including rare earth coated products, were $8.1 million, representing 30.4% of total sales for the three months ended December 31, 2011. This number was down 23.7% compared to $10.7 million in the fourth quarter of 2010 due to the industry wide suspension of railway projects following the high speed rail accident in July 2011 in China and the funding difficulties the Ministry of Railways (“MOR”) faced at the same time.

Gross profit decreased by $4.4 million to $2.0 million, a 69% year-over-year decline. Consolidated gross margin fell from 22.9% to 7.3%. The primary causes of the declines in gross profit and gross margin were the nationwide suspension of railway projects and the tightened credit environment in China in 2H2011, which forced Ossen to increase sales of products with lower margins but larger customer base.

Gross margin for the fourth quarter of 2011 were 15.5% and 5.7% for coated pre-stressed steel products and plain surface pre-stressed steel products, respectively.

Selling expenses increased 44.6% to $0.4 million due to higher salaries, marketing and transportation costs. General and administrative expenses increased approximately 23% to $1.2 million due to costs related to being a public company. Operating income fell 94% to $0.3 million in the fourth quarter of 2011 with operating margin of 1.2%, compared to $5.1 million and 18.3% in the fourth quarter of 2010.

Net income attributable to controlling interest fell 98% to $0.1 million in the fourth quarter of 2011 from $3.0 million in the fourth quarter of 2010. Earnings per share were $0.00 for the fourth quarter of 2011 versus $0.15 for the fourth quarter of 2010.

Twelve months 2011 Financial Results

Revenue for the twelve months ended December 31, 2011 was $118.6 million, with $56.5 million or 47.7% generated from the sale of coated pre-stressed steel materials. This represented a decrease of $4.1 million or 6.8% over the $60.7 million in sales of coated pre-stressed steel products during the same period of 2010. Within the $56.5 million sales of coated products, sales of rare earth coated products were $50.8 million.

Gross profit fell by $3.1 million to $22.0 million in the twelve months of 2011, representing a gross margin of 18.6%. Gross margin for rare earth coated products were 25.6% in the twelve months ended December 31, 2011.

Operating expenses increased by $1.5 million in the twelve months of 2011 to $4.0 million. Selling and distribution expenses and general and administrative expenses were $1.2 million and $2.7 million, respectively. Operating income declined 20.4% to $18.1 million in the twelve months ended December 31, 2011, with operating margin of 15.2%.

Net income attributable to controlling interest was down 21.2% to $11.5 million in the twelve months of 2011 compared to $14.6 million in the twelve months ended December 31, 2010. Earnings per share were $0.58 compared to $0.97 in the same period a year ago.

Balance Sheet and Cash Flows

Ossen had approximately $21.3 million of cash and restricted cash at December 31, 2011 compared to $26.1 million at December 31, 2010. Total accounts receivable increased from $13.3 million to $48 million as of December 31, 2011. The average accounts receivable days sales outstanding were 94 days in the twelve months of 2011. Total working capital was $70.8 million at December 31, 2011 compared to $48.8 million at the end of 2010.

For the full year of 2011, the Company used approximately $20.1 million of cash from operations due to higher accounts receivable and advances to suppliers which was partially offset by reduction in inventories.

The Company raised approximately $22 million from its IPO in December 2010. The funds are being used to fund its 30,000-ton rare earth coated production facility expansion. Through December 31, 2011, Ossen has spent $7.6 million for equipment purchases related to this project. Given the current industry outlook, the Company has adjusted its expansion plan and postponed the completion date of new production lines to around the end of 2012.

2012 Outlook

Management expects the following:

•	Suspended MOR projects will gradually resume construction during the year when supporting funds are provided, as promised by central government.
•	Customer demand will remain solid for Ossen’s products, especially rare earth coated products, in the medium and long terms.
•	Addition of the 30,000 ton production lines for rare earth coated products will be postponed to the end of 2012 as a result of current adverse industry conditions. Such expansion, however, remains a key element of the Company’s strategic growth plan.

Business Updates

The infrastructure sector witnessed tremendous uncertainties in 2011, especially during the second half following the highly publicized high speed railway accident in Wenzhou in July 2011. Such accident, funding difficulties faced by the PRC Ministry of Railways (“MOR”), and the overall tightened credit environment in China temporarily halted construction activity for all existing and new MOR related projects. Ossen and its customers were impacted by the situation as the MOR was unable to honor its payables to suppliers and manufacturers who were working on the railway projects across the country. Because many MOR-related projects previously awarded to Ossen included construction of bridges, the Company’s production and sales of higher margin coated pre-stressed steel products declined significantly during second half of 2011. MOR and our other customers’ inability to make payment in time caused Ossen’s accounts receivables balance to increase significantly in 2011. As of the date of the Company’s 20-F filing, Ossen has collected approximately $17.7 million, or 36.8%, out of the total accounts receivable balance of $48 million. Given the uncertainties involved, the timing of complete collections cannot be predicted.

Since the beginning of 2012, there have been positive actions taken by the Chinese central government in response to overall difficult situations in the infrastructure sector. In one of his recent public statements, Chinese Premier Wen reassured the public about the government’s plan for railway network construction in China and announced that the government will help raise the funds necessary to continue funding railway construction. Funding solutions will include funds directly from government, bond issuances guaranteed by the government and introduction of private capital into the sector. Total funding to be provided could reach RMB500 billion ($79 billion). While there are still uncertainties, management is cautiously optimistic that halted projects, including those Ossen is involved with, will resume construction in the near future.

Ossen has maintained strong relationships with multiple Chinese banks. The Company has been able to obtain bank financing to fund its working capital needs, even during a tightened credit environment. On December 31, 2011, the Company had $48.0 million short term RMB loans and $4.7 million long term RMB loans outstanding. The Company does not expect difficulty in renewing these loans or existing credit lines.

Conference Call

To attend the call, please use the information below for dial-in access. When prompted on dial-in, please utilize the conference ID or ask for the "Ossen Innovation Fourth Quarter 2011 Earnings Conference Call”.

Conference Call
Date:	Tuesday, April 17, 2012
Time:	9:00 am Eastern Time, US
Conference Line Dial-In (U.S.):	+1-718-354-1231
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 4006208038 China, Domestic: 8008190121
Conference ID:	68030239

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through April 24, 2012. To listen, please call +1-866-214-5335 within the United States or +1-718-354-1232 if calling internationally. Utilize the pass code 68030239 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://www.media-server.com/m/p/rnenfnsh

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations
MZ North America
Ted Haberfield, President
Phone: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mzgroup.us

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

	December 31,
	2011	2010
ASSETS
Current Assets
Cash and cash equivalents	$1,568,261	$12,322,982
Restricted cash	19,764,900	13,799,018
Notes receivable – bank acceptance notes	10,851,616	17,636,928
Accounts receivable, net of allowance for doubtful accounts of $384,311 and $37,347 respectively	48,049,722	13,332,492
Inventories	17,222,664	27,949,781
Advance to suppliers	41,391,174	25,072,350
Other current assets	6,495,241	3,343,302
Notes receivable from related party – bank acceptance notes	-	3,024,895
Accounts receivable from related party	20,799	707,487
Total Current Assets	145,364,377	117,189,235
Property, plant and equipment, net	11,022,916	12,029,612
Land use rights, net	4,380,708	4,306,091
Prepayment for plant and equipment	7,869,529	7,562,237
TOTAL ASSETS	$168,637,530	$141,087,175

	December 31,
	2011	2010
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$24,848,628	$26,014,096
Short-term bank loans	47,966,209	38,325,414
Accounts payable	948,475	2,493,665
Customer deposits	459,915	833,768
Income tax payable	4,792	662,585
Other payables and accrued expenses	324,423	94,510
Total Current Liabilities	74,552,442	68,424,038
Long-term bank loans	4,718,094	-
TOTAL LIABILITIES	79,270,536	68,424,038

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued and outstanding as of December 31, 2011 and 2010, respectively	200,000	200,000
Additional paid-in capital	33,884,656	33,338,096
Statutory reserve	3,884,808	2,674,457
Retained earnings	36,224,467	25,887,113
Accumulated other comprehensive income	5,295,641	2,192,996
TOTAL SHAREHOLDERS’ EQUITY	79,489,572	64,292,662
Non-controlling interest	9,877,422	8,370,475
TOTAL EQUITY	89,366,994	72,663,137
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$168,637,530	$141,087,175

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	Year Ended December 31,
	2011	2010	2009

REVEUNUES	$118,616,971	$117,453,024	$101,087,796
COST OF GOODS SOLD	96,588,172	92,298,319	86,559,925
GROSS PROFIT	22,028,799	25,154,705	14,527,871
Selling expenses	1,216,504	660,934	503,724
General and administrative expenses	2,747,514	1,796,995	2,243,672
Total Operating Expenses	3,964,018	2,457,929	2,747,396

INCOME FROM OPERATIONS	18,064,781	22,696,776	11,780,475
Financial expenses, net	(3,480,766)	(2,437,426)	(1,496,712)
Other income, net	609,666	151,757	183,495
INCOME BEFORE INCOME TAX	15,193,681	20,411,107	10,467,258
INCOME TAX	(2,139,029)	(2,865,372)	(740,053)
NET INCOME	13,054,652	17,545,735	9,727,205
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,506,947	2,897,397	1,714,670
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	11,547,705	14,648,338	8,012,535
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	3,102,645	1,649,960	31,146
TOTAL OTHER COMPREHENSIVE INCOME	3,102,645	1,649,960	31,146
COMPREHENSIVE INCOME	$14,650,350	$16,298,298	$8,043,681

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.58	$0.97	$0.53
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	20,000,000	15,150,685	15,000,000

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$13,054,652	$17,545,735	$9,727,205
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	2,007,263	1,838,794	1,457,784
Share-based compensation expense	105,605	19,096	-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(34,717,230)	1,824,595	(10,443,599)
Inventories	10,727,118	(17,742,920)	(906,600)
Advance to suppliers	(16,318,824)	(5,238,789)	(562,867)
Other current assets	(3,151,939)	(2,378,426)	(671,517)
Notes receivable - bank acceptance notes	6,785,312	(17,486,720)	(150,208)
Notes receivable from related party - bank acceptance notes	3,024,895	(1,196,661)	(1,828,234)
Accounts receivable from related party	686,688	(707,487)
Increase (Decrease) In:
Accounts payable	(1,545,190)	2,253,390	(188,166)
Customer deposits	(373,853)	(4,355,991)	2,253,492
Income tax payable	(657,793)	552,092	104,028
Other payables and accrued expenses	229,913	62,037	(1,442,999)
Due to shareholder	-	-	(117,649)
Net cash used in operating activities	(20,143,383)	(25,011,255)	(2,769,330)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(156,288)	(73,466)	(209,511)
Prepayment for purchases of plant and equipment	(5,941)	(7,562,237)	-
Net cash used in investing activities	(162,229)	(7,635,703)	(209,511)

	Year Ended December 31,
	2011	2010	2009
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(5,965,883)	(1,974,804)	(1,847,122)
Proceeds from short-term bank loans	75,184,567	57,578,620	35,687,123
Repayments of short-term bank loans	(65,543,772)	(46,603,583)	(27,789,153)
Proceeds from Long-term bank loans	4,718,094	-	-
Proceeds from notes payable-bank acceptance notes	50,433,168	50,216,280	50,771,789
Repayment of notes payable-bank acceptance notes	(51,598,637)	(43,947,109)	(49,263,858)
Proceeds from issuance of ordinary shares to public, net of issuance cost	-	20,345,000	-
IPO compensation	440,955	-	-
Net cash provided by financing activities	7,668,492	35,614,404	7,558,779

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,637,120)	2,967,446	4,579,938
Effect of exchange rate changes on cash	1,882,399	946,069	68,214
Cash and cash equivalents at beginning of period	12,322,982	8,409,467	3,761,315

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,568,261	$12,322,982	$8,409,467

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$2,863,026	$2,355,451	$637,267
Interest paid	$2,998,929	$1,949,982	$1,492,404
Non-cash transactions:
Appropriation to statutory reserve	$1,210,351	$1,581,126	$431,734
Debt forgiven by shareholder	$-	$12,924,000	$-